SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 01 May 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 1 May 2020

 BT GROUP PLC BOARD AND COMMITTEE CHANGES

BT Group plc ("BT") today announces some changes to the Board and its committees.

After serving more than nine years, Nick Rose has decided to step down from the Board as a non-executive director at the conclusion of the 2020 Annual General Meeting ("AGM") on 16 July 2020.

Jan du Plessis, BT's Chairman, said "Nick has been a great asset to our Board for more than nine years, during which time he also served as Senior Independent Director and as Chair of the Audit & Risk and Remuneration Committees. I thank him wholeheartedly for his tremendous contribution and for his personal support to me during my first two years as Chairman."

Iain Conn will succeed Nick as our Senior Independent Director, Sir Ian Cheshire will chair the Remuneration Committee and Matthew Key will chair the Audit & Risk Committee.

In addition, Timotheus Höttges has decided to step down from the Board with effect from 15 May 2020. Tim joined the Board as the nominated representative of Deutsche Telekom AG ("DT"), in accordance with the terms of the BT acquisition of EE Limited in 2016. DT is entitled to nominate one non-executive director for appointment to the Board for so long as the DT group holds 10 per cent or more of the issued share capital of BT.

Adel Al-Saleh, Chief Executive Officer of T-Systems International GmbH (a subsidiary of DT) and a member of the Management Board of DT, will join the Board as a non-independent non-executive director and the nominated representative of DT to replace Tim, with effect from 15 May 2020. Adel will also be a member of the Nominations Committee.

Jan du Plessis said "On behalf of the Board, I would like to thank Tim for the insight and industry expertise he has contributed over the past four years. We look forward to welcoming Adel, who brings valuable international experience and deep knowledge of transformation and digitisation".

Tim added, "I continue to be very committed to BT. Strong leadership is essential for the telecoms industry, especially in these difficult times which offer great opportunities but also challenges. At Deutsche Telekom, I am now very much focused on the execution of a successful US merger integration, and further developing our European businesses. Therefore, this is the right time to hand over my mandate to Adel Al-Saleh who I know will be a huge asset to the Board".

There will also be some changes to the composition of our Board committees with effect from the conclusion of the AGM, with Sir Ian Cheshire becoming a member of the BT Compliance Committee; Sara Weller CBE becoming a member of the Audit & Risk and the Digital Impact & Sustainability Committees; Iain Conn becoming a member of the Remuneration Committee; and Mike Inglis ceasing to be a member of the Remuneration Committee.

Adel Al-Saleh biography

Adel is Chief Executive Officer of T-Systems International GmbH (a subsidiary of Deutsche Telekom AG) and a member of the Management Board of Deutsche Telekom AG. Previously, he was Chief Executive Officer of Northgate Information Solutions (a software solutions, IT managed services and business process outsourcing provider) between 2011-2017, and before that he held a variety of posts at both IMS Health and IBM. Adel is also a Member of the Boston University, College of Engineering Advisory Board.

There are no other details that are required to be disclosed in respect of Adel Al-Saleh's appointment under Listing Rule 9.6.13.

Enquiries
Press office:
Tom Engel	Tel: 07947 711959

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on the London stock exchange.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 01 May 2020